                                   Filed by Orthodontic Centers of America, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

                                   Subject Company: Orthodontic Centers of
                                   America, Inc. Commission File No.: 1-13457

                   THE FOLLOWING IS A PRESS RELEASE ISSUED BY
                      ORTHODONTIC CENTERS OF AMERICA, INC.

NEWS RELEASE

FOR IMMEDIATE RELEASE

CONTACT: John C. Glover
         Vice President of Investor Relations
         (904) 280-6285

                 ORTHODONTIC CENTERS OF AMERICA, INC. ANNOUNCES
                       RECORD SECOND QUARTER 2001 RESULTS

METAIRIE, Louisiana (July 26, 2001) - Orthodontic Centers of America, Inc. (NYSE:OCA) today announced record financial results for the second quarter ended June 30, 2001. Bart Palmisano, Sr., Chief Executive Officer, President and Chairman of the Board of OCA, said, "We are extremely pleased with our superlative second quarter performance. Our proven ability to add tangible value to our existing orthodontic centers continues to translate into superior internal growth. Furthermore, our capacity to build new centers in attractive markets, and our success in affiliating with orthodontists and integrating existing orthodontic facilities continue to be additional cornerstones in our successful strategy."

Second Quarter 2001 Financial and Operating Highlights:

         o Record earnings per share of $0.30 were up 25% compared to second quarter 2000 earnings per share of $0.24.

         o Record net revenue of $82.2 million increased 24.9%, reflecting strong results from growth initiatives, compared to $65.8 million in the second quarter of 2000.

         o The dollar amount of new patient contracts, the greatest predictor of future net revenue, increased 27.3% to a record $149.7 million, compared to $117.6 million in the second quarter of 2000.

         o Record patient case starts of 46,840 were up 23.3%, compared to 38,004 in the second quarter of 2000.

         o        Comparable center net revenue growth was outstanding at 22.6%.

         o Patient interval days increased to 45.64 days from 43.4 days in the second quarter of 2000, reflecting continued improvement in productivity and scheduling efficiencies.

         o Cash flow from operations for the six months ended June 30, 2001 was robust at $20.9 million.

         o Number of patients increased 24.2% to 379,105 at June 30, 2001, compared to 305,146 at June 30, 2000.

         o        EBITDA margin continued to be outstanding at 36.2%.

Additional Second Quarter 2001 Highlights:

         o The Company entered into a definitive merger agreement with OrthAlliance, Inc. (NASDAQ/NM: ORAL) on May 16, 2001. OrthAlliance is a leading provider of practice management and consulting services to orthodontic and pediatric dentistry practices in the United States. As of March 31, 2001, OrthAlliance was affiliated with 226 orthodontists and pediatric dentists practicing in 395 centers throughout the United States. The transaction, which is subject to approval by OrthAlliance stockholders and other conditions, is currently anticipated to close in the third quarter of 2001 and to be accounted for as a purchase.

         For the second quarter of 2001, net revenue increased 24.9% to $82.2 million, compared to $65.8 million for the same quarter last year. Net income totaled $14.8 million for the second quarter of 2001, or 25.3% above the $11.8 million in net income for the second quarter of 2000. The Company earned $0.30 per share for the second quarter of 2001, an increase of 25% over the $0.24 net income per share for the same period in 2000. Diluted weighted average shares of common stock outstanding for the quarter ended June 30, 2001, were 50,218,000 as compared with 49,522,000 shares for the quarter ended June 30, 2000.

         For the six months ended June 30, 2001, net revenue increased 27.67% to $159.7 million, compared to $125.1 million for the same period last year. Net income totaled $28.7 million for the six months ended June 30, 2001, or 31.4% above the $21.8 million in net income, before cumulative effect of a change in accounting principle, for the same period last year. The Company earned $0.57 per share for the six months ended June 30, 2001, an increase of 28.7% over the $0.44 net income per share, before cumulative effect of a change in accounting principle, for the same period in 2000. Diluted weighted average shares of common stock outstanding for the six months ended June 30, 2001, were 50,083,000, as compared with 49,238,000 for the six months ended June 30, 2000.

         Net income and earnings per share for the six months ended June 30, 2000 referred to above excludes the cumulative effect of a change in accounting principle effective January 1, 2000, related to revenue recognition and Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB
101) taken in the first quarter of 2000. The cumulative effect of this change in accounting principle, net of tax benefit, was a charge of $50.6 million ($1.01 per share) taken during the first quarter of 2000.

         Net revenue for existing centers was strong during the second quarter of 2001. Comparable center net revenue growth during the second quarter of 2001 was 22.6%. Comparable center net revenue growth is defined as growth in net revenue by centers affiliated with the Company throughout each of the two periods being compared. Comparable center net revenue growth during the second quarter of 2001, including only centers affiliated with the Company for at least 26 months, was 11.1%.

         As previously announced, OCA and OrthAlliance entered into a definitive merger agreement on May 16, 2001, whereby a wholly-owned subsidiary of OCA would merge into OrthAlliance in a stock-for-stock transaction, with OrthAlliance becoming a wholly-owned subsidiary of OCA. OCA and OrthAlliance also subsequently announced that OrthAlliance had received signed amendments to the employment agreements and service or consulting agreements of OrthAlliance affiliated professionals representing more than the minimum threshold amounts specified as a condition to OCA's obligation to close the proposed merger with OrthAlliance.

         Bart F. Palmisano, Sr. said, "We focused diligently during the second quarter on meeting with the majority of OrthAlliance's outstanding affiliated orthodontists and pediatric dentists, and we continue to be impressed with their high level of professionalism and commitment to quality. We look forward to welcoming these highly regarded and exceptionally talented professionals to our organization."

         Bart F. Palmisano, Sr. continued, "Our proposed merger with OrthAlliance presents an unprecedented strategic opportunity for us. Rest assured, we intend to continue to devote substantial resources to completing this merger and building strong relationships with OrthAlliance's affiliated orthodontists and pediatric dentists. We are excited about our prospects for growth and our continued ability to build shareholder value."

         During the second quarter of 2001, the Company affiliated with 2 new orthodontic professionals, and opened 8 new centers. Of the 8 new centers opened, all were newly developed centers.

         In closing, Bart F. Palmisano, Sr., said, "Our continued strong results are a product of focused, intelligent growth, which has long been our operating philosophy. While patient case starts increased 23.3% over the second quarter of 2000, the dollar amount of those new patient contracts increased by more than 27.3%. We are extremely encouraged about all our growth initiatives and remain confident in our ability to execute our operating strategy soundly. The business discipline that we have exercised to date will continue to serve us well going forward in building long-term shareholder value."

         The Company has scheduled a conference call on Thursday, July 26, 2001 at 10:00 a.m. (EDT) to announce its financial results for the second quarter of 2001. You may listen to the call through the Internet by logging on to the Vcall (www.vcall.com) or StreetEvents (www.streetevents.com) websites. An archived recording of the conference call will be available beginning approximately one hour after the event through the StreetEvents and Vcall websites, as well as the On24 Business Network website (www.on24.com) and the Company's website (www.4braces.com).

         Orthodontic Centers of America, Inc., founded in 1985, is the leading provider of integrated business services to orthodontic practices. For additional information on Orthodontic Centers of America, Inc., visit the Company's web site: http://www.4braces.com.

         Certain statements contained in this news release may not be based on historical facts and are "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by their reference to a future period or periods or by the use of forward-looking terminology, such as "anticipate," "believe," "estimate," "expect," "may," "might," "will," "would," or "intend." These forward-looking statements include, without limitation, those relating to execution of amendments by OrthAlliance affiliated professionals and integration of those professionals, growth, shareholder value, operating strategy, and accounting treatment and completion of the proposed merger with OrthAlliance. We caution you not to place undue reliance on the forward-looking statements contained in this release in that actual results could differ materially from those indicated in such forward-looking statements, due to a variety of factors. Those factors include, but are not limited to, failure or delay in obtaining required stockholder approval, failure to obtain acceptable amendments to the employment agreements and service or consulting agreements of OrthAlliance affiliated professionals, the companies' failure to consummate the merger, inability to successfully integrate the companies after the merger, adverse changes in the companies' financial results and conditions, changes in general economic conditions and business conditions, changes in OCA's operating or expansion strategy, the ability of OCA to attract and retain qualified personnel and orthodontists, the ability of OCA to effectively market its services and products, OCA's expectations and estimates concerning future financial performance, financing plans and the impact of competition, anticipated trends in OCA's business, existing and future regulations affecting OCA's business, OCA's dependence on existing sources of funding, and other factors generally understood to affect the financial results of orthodontic practice management companies, and other risks detailed from time to time in OCA's releases and Annual Report on Form 10-K for the year ended December 31, 2000 and other filings with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

         In connection with the proposed merger, OCA will file a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the merger, OCA and OrthAlliance. After the registration statement is filed with the SEC, the registration statement and the proxy statement/prospectus will be available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention:
Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with such merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers by reading the proxy statement/prospectus when it becomes available.

                                      -###-

                      ORTHODONTIC CENTERS OF AMERICA, INC.
                         UNAUDITED FINANCIAL HIGHLIGHTS
              (IN THOUSANDS, EXCEPT PERCENTAGE AND PER SHARE DATA)

                                         Three Months Ended
                                               June 30,
                                        ---------------------    Percent
                                          2001         2000      Change
                                        --------     --------    -------
Net revenue                             $ 82,228     $ 65,842     24.9%
Operating income                        $ 25,153     $ 19,897     26.4%
Net income                              $ 14,826     $ 11,829     25.3%
Net income per share                    $   0.30     $   0.24     25.0%
Weighted average shares outstanding       50,218       49,522

                      ORTHODONTIC CENTERS OF AMERICA, INC.
                         UNAUDITED FINANCIAL HIGHLIGHTS
              (IN THOUSANDS, EXCEPT PERCENTAGE AND PER SHARE DATA)

                                          Six Months Ended
                                               June 30,
                                        ---------------------    Percent
                                          2001         2000      Change
                                        --------     --------    -------
Net revenue                             $159,712     $125,124     27.6%
Operating income                        $ 48,355     $ 36,718     31.7%
Net income                              $ 28,654     $ 21,811(1)  31.4%
Net income per share                    $   0.57     $   0.44(1)  28.7%
Weighted average shares outstanding       50,083       49,238

(1) Excludes the cumulative effect of a change in accounting principle related to revenue recognition and SAB 101.

                      ORTHODONTIC CENTERS OF AMERICA, INC.
                   UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
            FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2001 AND 2000
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            Three Months Ended             Six Months Ended
                                                                 June 30,                      June 30,
                                                         ------------------------      ------------------------
                                                           2001           2000           2001           2000
                                                         ---------      ---------      ---------      ---------

Net revenue                                              $  82,228      $  65,842      $ 159,712      $ 125,124
                                                         ---------      ---------      ---------      ---------

Direct expenses:
      Employee costs                                        23,309         19,044         45,652         36,617
      Orthodontic supplies                                   6,456          5,236         12,693          9,781
      Rent                                                   7,079          5,881         13,888         11,195
      Marketing and advertising                              6,457          5,306         12,698         10,171
                                                         ---------      ---------      ---------      ---------

Total direct expenses                                       43,301         35,467         84,931         67,764

General and administrative expenses                          9,150          6,811         17,412         13,432
Depreciation and amortization                                4,624          3,667          9,014          7,210
                                                         ---------      ---------      ---------      ---------

Operating income                                            25,153         19,897         48,355         36,718
Interest income (expense)                                   (1,148)          (979)        (2,327)        (1,765)
                                                         ---------      ---------      ---------      ---------

Income before income taxes                                  23,815         18,918         46,028         34,953

Provision for income taxes                                   8,989          7,088         17,374         13,141
                                                         ---------      ---------      ---------      ---------

Net income before cumulative effect of change
       in accounting principle (SAB 101)                    14,826         11,829         28,654         21,811

Cumulative effect of change in accounting
       principle, net of income tax benefit                     --             --             --        (50,576)
                                                         ---------      ---------      ---------      ---------

Net income (loss)                                        $  14,826      $  11,829      $  28,654      $ (28,765)
                                                         ---------      ---------      ---------      ---------

Net income per share - before cumulative effect
       of a change in accounting principle               $    0.30      $    0.24      $    0.57      $    0.44

Cumulative effect of change in accounting principle,
       net of income tax benefit, per share                     --             --             --      $   (1.01)
                                                         ---------      ---------      ---------      ---------

Net income (loss) per share                              $    0.30      $    0.24      $    0.57      $   (0.57)
                                                         ---------      ---------      ---------      ---------

Weighted average shares outstanding                         50,218         49,522         50,083         49,238

                                      -###-

         In connection with the proposed merger, OCA will file a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the merger, OCA and OrthAlliance. After the registration statement is filed with the SEC, the registration statement and the proxy statement/prospectus will be available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention:
Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with such merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers by reading the proxy statement/prospectus when it becomes available.